Registration No. 333-162297

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-1

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

PACIFIC FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Washington
(State or other jurisdiction of incorporation or organization)

91-1815009
(IRS Employer Identification Number)

1101 S. Boone Street
Aberdeen, Washington  98520-5244
(360) 533-8870
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Dennis A. Long
Chief Executive Officer
Pacific Financial Corporation
1101 S. Boone Street
Aberdeen, Washington  98520-5244
Telephone (360) 533-8870
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copy to:

Mary Ann Frantz
David G. Post
Miller Nash LLP
111 S.W. Fifth Avenue, Suite 3400
Portland, Oregon  97204
(503) 224-5858

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ____________________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ____________________________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ________________________________

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in rule 12b-2 of the Exchange Act.

Large accelerated filer 0	Accelerated filer ☒
Non-accelerated filer 0	Smaller reporting company 0

The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  The selling shareholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission relating to these securities is effective.  This prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any jurisdiction where such offer, solicitation or sale is not permitted.

PACIFIC FINANCIAL CORPORATION

695,000 SHARES OF COMMON STOCK

This prospectus relates to the offer and sale of up to 695,000 shares of our common stock by the selling shareholder.  We issued and sold these shares as part of a private placement transaction in which the selling shareholder purchased 556,000 shares and a warrant to purchase an additional 139,000 shares at $6.50 per share.  We are registering these shares pursuant to agreements we entered into with the selling shareholder.

The selling shareholder may sell all or a portion of these shares from time to time, in amounts, at prices and on terms determined at the time of offering.  The shares may be sold by any means described in the section of this prospectus entitled "Plan of Distribution" beginning on page 18.

We will not receive any proceeds from the sale of these shares.  We will, however, receive cash proceeds equal to the total exercise price of any warrants that are exercised for cash, but will receive no cash if and to the extent that warrants are exercised pursuant to the net, or "cashless," exercise feature of the warrants.

Our common stock is traded on the OTC Bulletin Board under the symbol "PFLC.OB."  The last reported trade price for our common stock, on November 2, 2009, was $4.20 per share.

Investing in our common stock involves risks.  You should read the "Risk Factors" section beginning on page 4 before investing.

These securities are equity securities and are not deposits, savings accounts or other obligations of a bank or savings institution and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state regulatory agency has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is November 9, 2009.

TABLE OF CONTENTS

Page

PROSPECTUS SUMMARY	3
RISK FACTORS	4
INCORPORATION BY REFERENCE	9
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	10
SELECTED FINANCIAL DATA	11
DESCRIPTION OF COMMON STOCK	12
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	14
MARKET AND SHARE PRICE INFORMATION	15
SELLING SHAREHOLDER	16
PLAN OF DISTRIBUTION	16
USE OF PROCEEDS	19
WHERE YOU CAN FIND MORE INFORMATION	19
INDEMNIFICATION	20
LEGAL MATTERS	20
EXPERTS	20

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus.  It may not contain all the information that may be important to you.  You should read the entire prospectus, including the section entitled "Risk Factors," and the information to which we refer you and which is incorporated by reference, before making an investment decision.

The Company

Pacific Financial Corporation is a bank holding company headquartered in Aberdeen, Washington.  We own one bank, The Bank of the Pacific, which is located in the State of Washington and chartered under the laws of that state.  We conduct our banking business through 15 bank branches located in communities throughout Grays Harbor, Pacific, Wahkiakum and Whatcom counties in Washington and one branch in Clatsop County, Oregon.

We were incorporated in the State of Washington on February 12, 1997, pursuant to a holding company reorganization of The Bank of the Pacific.  Our principal executive offices are located at 1101 S. Boone Street, Aberdeen, Washington 98520.  Our telephone number is (360) 533-8870.  We maintain a website at www.bankofthepacific.com.  The information that is contained in, or can be accessed through, our website is not a part of this prospectus.

The Transaction

On August 25, 2009, we entered into a securities purchase agreement and registration rights agreement with Ithan Creek Master Investors (Cayman) L.P. (referred to sometimes as “Ithan Creek”), under which we sold to Ithan Creek 556,000 shares of our common stock and warrants to purchase 139,000 additional shares of common stock for total proceeds of $2,502,000 (before expenses).  As of October 30, 2009, there were 10,121,853 shares of our common stock and warrants to purchase an additional 699,642 shares of common stock issued and outstanding.

Under the registration rights agreement, we agreed to register for resale 695,000 shares that are owned by Ithan Creek or may be acquired by it upon exercise of warrants.  We are required to keep the registration statement effective until either all of the securities covered by the registration statement have been publicly sold or such securities may be sold by non-affiliates without restrictions under Rule 144 under the Securities Act, whichever is earlier.

The Offering

Shares Offered	695,000 shares of common stock

Selling Shareholder	Ithan Creek. We are not selling any shares in this offering.

Use of Proceeds	We will not receive any proceeds from the resale of shares by the selling shareholder.

Plan of Distribution	See “Plan of Distribution” for a discussion of the methods that may be used by the selling shareholder in its offer and sale of our shares.

Risk Factors	See “Risk Factors” for a discussion of certain factors you should consider before investing in our shares.

RISK FACTORS

Investment in our common stock involves risks and uncertainties.  You should carefully consider and evaluate all of the information contained in this prospectus and in the documents we incorporate by reference into this prospectus before you decide to purchase our common stock.  In particular, you should carefully consider and evaluate the risks and uncertainties described below as well as the financial and other information and analysis that is included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2009, June 30, 2009, and September 30, 2009.

Risks Related to Our Business

Future loan losses may exceed our allowance for loan losses.

We are subject to credit risk, which is the risk of losing principal or interest due to our borrowers' failure to repay loans in accordance with their terms.  A continued or sustained downturn in the economy or the real estate market in our market areas or a rapid change in interest rates will have a negative effect on our borrowers' ability to repay loans and on the value of collateral securing our loans.  This deterioration in economic conditions could result in losses  in excess of our loan loss allowances.  To the extent loans are not paid timely by borrowers, the loans are placed on non-accrual, thereby reducing interest income or even requiring reversals of previously recorded income.  To the extent loan charge-offs exceed our financial models, increased amounts will be charged to the provision for loan losses, which would further reduce income.

Adverse economic conditions, particularly in Washington and Oregon, have caused and could continue to cause us to incur losses.

Our business is directly affected by market conditions, trends in industry and finance, legislative and regulatory changes, and changes in governmental monetary and fiscal policies and inflation, all of which are beyond our control.  In 2007, the housing and real estate sectors experienced an economic slowdown that continued and accelerated during 2008.  In addition, the overall economy has slipped into recession and is showing signs of significant and continued weakness, especially as measured by the level of unemployment nationally and in our market areas.  As a result of these and other factors, we reported significantly reduced net income for the fiscal year ended December 31, 2008, of $951,000, or $0.13 per share.  This trend continued and intensified in the current year as we have incurred a net loss for the first nine months of 2009 of $4,338,000, or $0.54 per share.  Further deterioration or sustained weakness in business and economic conditions in the markets in which we do business could have one or more of the following adverse effects on our business:

•	Continued and extended losses on a quarterly and annual basis;

•	An increase in loan delinquencies, problem assets and foreclosures;

•	A decrease in the demand for loans and other products and services; or

•	A decrease in the value of loan collateral, especially real estate, which in turn may reduce a customer's borrowing power and significantly increase our exposure to particular loans.

Downturns in real estate markets in our primary market areas could continue to hurt our business.

Our business activities and credit exposure are concentrated in our local market areas of Grays Harbor, Pacific, Skagit, Whatcom and Wahkiakum counties of Washington and Clatsop County in Oregon.  As such, we are particularly dependent on economic and market conditions in the two sub-regions in which we operate, including the coastal region of Washington and Northwest Oregon and the areas surrounding Bellingham, Washington.  Our residential construction, commercial real estate and construction and land development loan portfolios, and a certain number of other loans, have been adversely affected by the downturn in the residential real estate market and economy generally.  We anticipate that future declines in the real estate markets in our primary market areas will hurt our business, as will any significant weakness in the lease and sale markets for commercial real estate.  As of June 30, 2009, 80% of our loan portfolio consisted of loans secured by real estate.  If real estate values continue to decline the collateral for our loans will provide less security.  As a result, our ability to recover on defaulted loans by selling the underlying real estate will be diminished, and we will be more likely to suffer greater losses on defaulted loans.  If economic conditions worsen or do not improve, we expect additional borrowers to default on their loans, also leading to greater losses.

We are subject to extensive regulation.

Our operations are subject to extensive regulation by federal and state banking authorities which impose requirements and restrictions on our operations.  Changes to laws and regulations or actions by regulatory agencies could make regulatory compliance more difficult or expensive and could adversely affect our financial condition and results of operations.  In addition, changing regulatory initiatives and procedures may lead to similar adverse effects on our business or make it necessary for us to change our operating strategies.  Our regulators have the power to impose restrictions on most aspects of our operations, including, as examples, our loan growth, rates we pay our deposits, our use of brokered deposits, dividend payments and various transactions involving the holding company or the Bank, including branch openings or closings, sales of assets and mergers and acquisitions.  Regulators have become particularly diligent in the face of current market conditions and have been aggressively restricting bank lending, borrowing and deposit taking practices, as well as policies and procedures relating to the treatment of classified and nonperforming assets.  Regulatory actions, whether informal or formal, could have a material adverse effect on our results of operations, financial condition, and capital position.

We face liquidity risks in the operation of our business.

Liquidity is crucial to the operation of our business.  Liquidity risk is the potential that we will be unable to fund increases in assets or meet payment obligations, including obligations to depositors, as they become due because of an inability to obtain adequate funding or liquidate assets.  For example, funding illiquidity may arise if we are unable to attract core deposits, if we are limited in the types of deposits we can accept, if existing depositors withdraw their deposits, or we are unable to renew on acceptable terms long- or short-term borrowings from the Federal Home Loan Bank system or other sources.  We may also experience illiquidity in the event of unexpected cash outflows on committed lines of credit or financial guarantees or due to deposit withdrawals or other unexpected events.  The increasingly competitive retail deposit environment increases liquidity risk (and increases our cost of funds) as depositors move funds more frequently in search of higher rates.  The holding company's liquidity may be further negatively affected by regulatory or statutory restrictions on payment of cash dividends to us by our bank.  We monitor our liquidity risk through contingency planning, stress testing, and other means.  We also seek to avoid over concentration of funding sources and maturities and to establish and maintain back-up funding facilities that we can draw down if normal funding sources become unavailable.  If we fail to control our liquidity risks, we may experience materially adverse effects on our results of operations and financial condition.

The financial services industry is very competitive.

We face competition in attracting and retaining deposits, making loans, and providing other financial services.  Our competitors include other community banks, larger banking institutions, and a wide range of other financial institutions such as credit unions, government-sponsored enterprises, mutual fund companies, insurance companies and other non-bank businesses.  Competition is particularly intense in the Bellingham, Washington area, which is still a relatively new market for us.  Competition in all of our markets may increase due to the increased presence and influence of significant commercial banks in our market area.  Many of our competitors have substantially greater resources than we have and may compete more effectively than we do.

Negative publicity regarding the financial services industry may affect our ability to access markets for funding and acquire and retain customers.

Reputation risk is the risk to liquidity, earnings and capital arising from negative publicity.  The financial services industry continues to be featured in negative national and local headlines about the credit crisis and financial troubles in the banking industry and the responsive regulatory and legislative actions.  These reports may damage the industry's image, erode customer confidence in insured financial institutions, and have other effects, all of which may put pressure on our results of operations, financial condition, and liquidity.  If we become subject to negative publicity, the effects could be material and adverse to our results of operations and financial condition.

Our deposit insurance premiums are expected to increase.

Our deposit insurance premiums during fiscal 2008 totaled $214,000.  Deposit insurance assessments will increase in 2009 due to recent strains on the Federal Deposit Insurance Corporation deposit insurance fund resulting from the cost of recent bank failures and an increase in the number of banks likely to fail over the next five years.  Effective April 1, 2009, the FDIC has updated its regulations to:  (i) alter the way in which it assesses the risk of loss that individual banks pose to the deposit insurance fund; (ii) revise deposit insurance assessment rates; and (iii) allow for special assessments as necessary to replenish the deposit insurance fund.  Each bank is assigned to one of four risk categories based on whether the bank is well capitalized, adequately capitalized, or undercapitalized, and based on the bank's supervisory examination by its primary federal regulator (in our case, the FDIC).  Based on its risk category, a bank pays a base assessment rate for deposit insurance, ranging from 12 to 45 basis points.  The base rate is adjusted to reflect increased or decreased risk to the deposit insurance fund posed by unsecured debt, secured liabilities, and brokered deposits.  After adjustment to the base assessment rate, a bank's total base assessment rate for deposit insurance can range from 7 to 77.5 basis points.  Changes to our risk category and applicable base rate adjustments may significantly increase our aggregate deposit insurance premiums, which may adversely impact our results of operations.

Additionally, in May 2009, the FDIC approved a special assessment of 5 basis points on total assets at June 30, 2009, less Tier 1 capital, capped at 10 basis points of domestic deposits, resulting in a special assessment to us of $306,000.  The FDIC has indicated that an additional special assessment is likely to be imposed in the fourth quarter of 2009, but the amount of the additional special assessment is uncertain.  Any such special assessments will increase our operating costs and adversely affect our results of operations.

The real estate construction loans that comprise a significant portion of our loan portfolio subject us to risks, such as risks relating to the adequacy of security and fluctuations in market demand.

As of June 30, 2009, approximately 18.5% of our lending portfolio was classified as real estate construction and land development loans, which are secured by the real estate under development.  Construction lending involves extensive risks.  In addition to the risk that the market values of the real estate securing construction loans may deteriorate, these loans are also subject to the development risks that the projects will not be completed in a timely manner or according to original specifications or budgets.  Real estate development and construction projects that are not completed in a timely manner or according to original specifications are significantly less marketable than projects that are fully developed, and the loans underlying such projects may be subject to greater losses and costs in foreclosure, including, at times, the cost of completing unfinished projects.  Construction projects are commonly underwritten based upon projections, such as the sales of homes or future leasing of commercial space, and substantial deviations from such projections can occur.  The risks inherent in construction lending may have a material adverse effect on our earnings and overall financial condition, particularly in a time of deteriorating market and economic conditions such as now.

Some of our competitors are not regulated as extensively as we are and thus may have a competitive advantage.

The banking industry is extensively regulated by federal and state banking supervisors and that regulation and regulatory scrutiny, in general, is expected to increase.  Regulations are designed primarily to protect banks' depositors rather than shareholders.  We are subject to regulatory requirements relating to our capital adequacy, loan loss reserves, loan-to-one-borrower limits, and various other aspects of our business.  As a result, our ability to extend loans may be limited, and we may be required to take additional precautions intended to ensure our safety and soundness.  These regulations can place banks at a competitive disadvantage as compared to entities that are scrutinized to a lesser degree or not at all.  In addition, if we fail to comply with applicable regulations, we may be subject to sanctions or restrictions on our business activities, any of which would be likely to have a material adverse effect on our results of operations and financial condition.

We may not attract enough deposits to allow us to grow our lending operations efficiently.

Competition for deposits and deposit-like products has intensified, making it difficult to attract deposits at low rates.  Because deposits are the most cost-effective source for funding earning assets, if we cannot attract deposits at favorable rates, the increasing costs of deposits may have an adverse effect on the interest rate spread we achieve on our earning assets, thereby decreasing our profitability.  If we are forced to increase the rates we pay on deposits in order to attract these funds, our margins will decrease, making it more difficult for us to return to profitability.

Our information systems may experience an interruption or breach in security.

We rely heavily on communication and information systems to conduct our business.  Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems, such as occurred as a result of extensive flooding and the related loss of power in the area surrounding our headquarters in the winter of 2008-09.  While we have policies and procedures designed to prevent or limit the effect of the possible failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed.  The occurrence of any failures, interruptions or security breaches could damage our reputation, result in a loss of customer business, increase our costs of business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operation.

Our profitability measures could be adversely affected if we are unable to effectively deploy the capital raised in our private placement.

We intend to use the net proceeds of our recently completed private placement of approximately $12.6 million in securities for general corporate purposes, for additional capital and to fund potential growth.  There can be no assurance that we will be able to use the proceeds to make loans or acquisitions or in other ways that are likely to generate income.  If we are not able to use the proceeds for higher earning assets, our measures of shareholder returns, including earnings per share, return on assets and return on equity, may decline or fail to improve as much as desired.

An inability to hire or retain certain key professionals, management and staff could reduce our revenues and net income.

We rely on key personnel to manage and operate our business, including important functions such as deposit generation, loan production, and credit quality analysis.  The loss of key staff may adversely affect our ability to maintain and manage these functions effectively, which could negatively affect our revenues and net income.

Risks Related to Our Common Stock

Our common stock is illiquid and may be difficult to sell in open-market transactions.

Our common stock trades infrequently and in very low trading volumes on the OTC Bulletin Board under the trading symbol "PFLC.OB."  As a result of the low trading volumes and infrequent trades, it may be difficult to liquidate your investment in our shares.  Also, because of this lack of liquidity in the market for our common stock, the quoted price of our common stock may not reflect its fair value as would be determined in an active market.

We may not be able to continue to pay cash dividends in the same amounts or at all.

Our ability to pay cash dividends is dependent on our results of operations and on government regulations applicable to the banking industry. Although we have paid annual dividends in the past, changes in business strategy, business conditions, and other factors may limit our ability or willingness to pay cash dividends in the future.

Our trust preferred securities have a priority right to payment of dividends.

We have periodically issued trust preferred securities.  Trust preferred securities have a priority right to distributions and payment over our common stock.  At September 30, 2009, we had trust preferred securities and related debt totaling approximately $13.4 million, and $278,000 in accrued but unpaid interest.  During the second quarter of 2009, we exercised our right to defer interest payments in connection with our trust preferred securities.  So long as this continues, interest will continue to accrue.  We cannot pay cash dividends on our common stock until accrued but unpaid interest is paid in full.

We are subject to restrictions on changes in control that could make it difficult to obtain a premium for your shares.

We are subject to statutory and regulatory limitations that, among other things, require that certain stock acquisitions or change in control transactions be approved by state or federal regulators, or both.  Our Articles of Incorporation also contains provisions that may limit the ability to effect a change in control of our company or our bank.  We have employment or change in control agreements with our executive officers that may lead to significant severance payments in the event of a change in control.  These and other factors may inhibit takeover bids or other attempts to acquire us, decreasing your ability to obtain a premium for your shares as a result of an acquisition.

INCORPORATION BY REFERENCE

Securities and Exchange Commission regulations allow us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC.  The information incorporated by reference is considered part of this prospectus.  Information incorporated by reference from earlier documents is superseded by information set forth in this prospectus and by information that has been incorporated by reference from more recent documents.

The following documents filed by us with the SEC are incorporated in this prospectus by reference:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

•	Our definitive proxy statement for our 2009 Annual Meeting of Shareholders, filed with the SEC on March 27, 2009;

•	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2009, June 30, 2009, and September 30, 2009; and

•	Our Current Reports on Form 8-K filed July 2, 2009, July 27, 2009, August 20, 2009, and August 28, 2009.

In accordance with the SEC rules that allow incorporation by reference, we have incorporated by reference from these reports the description of our business, our properties, any legal proceedings, our financial statements and our management's discussion and analysis of our financial condition and results of operations.  We have also incorporated by reference disclosure with respect to our officers and directors, their compensation and any related party transactions between us and our officers and directors.

You can obtain any of the reports that are incorporated by reference from the SEC’s website at www.sec.gov.  Reports incorporated by reference also are available from us without charge, including any exhibits specifically incorporated into this prospectus by reference.  You may obtain documents by requesting them in writing or by telephone as follows:

Pacific Financial Corporation
Shareholder Relations
1101 S. Boone Street
Post Office Box 1826
Aberdeen, Washington  98520-5244
Telephone:  (360) 533-8873, ext. 1233

These reports are also available through our website located at www.bankofthepacific.com.

You should rely only on the information provided in or incorporated by reference into this prospectus or any supplement.  We have not authorized anyone else to provide you with different information.  You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document and documents incorporated by reference into this document contain forward-looking statements that are subject to risks and uncertainties.  These statements are all statements about future results or occurrences and are based on the beliefs and assumptions of our management, and on information available to them at the time a particular statement was made.  Forward-looking statements can sometimes be identified by words like "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions that often precede, follow or are included in forward-looking statements.  All forward-looking statements are subject to risks relating to, among other things, the factors described under the heading "Risk Factors" below, as well as the following:

1.           deteriorating economic or business conditions, nationally and in the regions in which we do business, that have resulted in, and are expected to continue to result in, among other things, a deterioration in credit quality and/or reduced demand for credit, increases in nonperforming assets, and additional workout and OREO expenses;

2.           changing laws, regulations, standards, and government programs, that may significantly increase our costs, including compliance and insurance costs, and place additional burdens on our limited management resources, change the competitive balance among financial institutions, or lead us to change our strategic focus;

3.           competitive pressures among depository and other financial institutions that may impede our ability to attract and retain depositors, borrowers and other customers, retain our key employees, and/or improve or even maintain our interest margins and fee income;

4.           decreases in real estate and other asset prices, whether or not due to changes in economic conditions, that may reduce the value of the assets that serve as collateral for many of our loans; and

5.           our growth strategies, which may not be successful if we fail to accurately assess market opportunities, asset quality, anticipated cost savings, and costs, or experience significant difficulty integrating acquired assets or businesses or opening new branches or lending offices.

Our management believes our forward-looking statements are reasonable; however, you should not place undue reliance on them.  Forward-looking statements are not guarantees of performance.  They involve risks, uncertainties and assumptions.  Many of the factors that will determine our future results, financial condition, and share value are beyond our ability to predict or control.  We undertake no obligation to update forward-looking statements.

SELECTED FINANCIAL DATA

The following selected consolidated financial data for the five fiscal years ended December 31, 2008, and the unaudited consolidated financial data for the nine months ended September 30, 2009 and 2008, should be read in conjunction with our audited consolidated financial statements and the accompanying notes incorporated in this report by reference from our Annual Report on Form 10-K for the year ended December 31, 2008, and with the unaudited interim consolidated financial statements and accompanying notes incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

	(unaudited) September 30,		December 31,
(Dollars in thousands, except per share information)	2009	2008	2008	2007	2006	2005	2004

Income Statement
Net interest income	$16,158	$16,623	$21,715	$24,503	$23,867	$22,284	$19,520
Provision for credit losses	8,544	2,954	4,791	482	625	1,100	970
Non-interest income	6,517	3,398	5,057	4,475	4,176	4,081	3,162
Non-interest expense	21,821	16,033	21,591	20,379	18,118	16,566	13,555
Income taxes (benefit) expense	(3,352)	72	(561)	2,086	2,749	2,653	2,450
Net income (loss)	$(4,338)	$962	$951	$6,031	$6,551	$6,046	$5,707

Earnings (loss) per share:
Basic(1)	$(0.54)	$0.13	$0.13	$0.83	$0.92	$0.86	$0.85
Diluted(1)	$(0.54)	$0.13	$0.13	$0.82	$0.90	$0.84	$0.83

Dividends declared	—	—	333	4,955	4,893	4,719	4,624
Dividends declared per share(1)	—	—	0.05	0.75	0.75	0.73	0.72
Dividend payout ratio	—	—	35%	82%	75%	78%	81%

Performance Ratios
Interest rate spread	3.73%	4.37%	4.21%	4.92%	5.13%	5.34%	5.37%
Net interest margin(2)	3.60%	4.27%	4.10%	4.82%	5.04%	5.25%	5.25%
Efficiency ratio(3)	96.23%	80.08%	80.65%	70.33%	64.61%	62.83%	59.76%
Return on average assets	(.88)%	.22%	.16%	1.08%	1.26%	1.31%	1.41%
Return on average equity	(10.99)%	2.47%	1.83%	11.46%	13.16%	12.70%	14.21%

Balance Sheet
Total assets	$682,158	$589,563	$625,835	$565,587	$562,384	$489,409	$441,791
Total loans, net	473,771	457,751	478,695	433,904	420,768	393,574	341,671
Total deposits	578,805	468,919	511,307	467,336	466,841	399,726	363,501
Other borrowings	39,892	65,774	60,757	37,446	36,809	35,790	25,233
Total shareholders' equity	59,781	51,755	50,074	50,699	48,984	46,600	45,303

Book value per share(1) (4)	5.91	7.07	6.84	6.98	6.83	6.55	6.42

Equity to assets ratio	8.76%	8.78%	8.00%	8.96%	8.71%	9.52%	10.25%

Asset quality ratios
Nonperforming loans to loans	3.46%	1.64%	3.49%	1.46%	1.82%	1.69%	.14%
Allowance for loan losses to loans	2.39%	1.41%	1.57%	1.14%	0.95%	1.33%	1.22%
Allowance for loan losses to nonperforming loans	68.87%	86.10%	44.97%	78.10%	52.30%	78.67%	901.28%
Nonperforming assets to total assets	3.96%	1.86%	3.80%	1.13%	1.37%	1.38%	.12%

(1)	Retroactively adjusted for a 1.1-for-1 stock split effective January 13, 2009 and for a 2-for-1 stock split effective April 4, 2005.
(2)	Net interest income divided by average earning assets.
(3)	Non-interest expense divided by the sum of net interest income and non-interest income.
(4)	Shareholder equity divided by shares outstanding.

DESCRIPTION OF COMMON STOCK

The following is a brief description of our common stock.  This description is qualified by reference to our Restated Articles of Incorporation and Bylaws that are filed as exhibits to the registration statement that includes this prospectus.

We are authorized to issue up to 25,000,000 shares of common stock, with $1.00 par value per share.  As of November 1, 2009, there were 10,121,853 shares of our common stock outstanding, as well as outstanding warrants exercisable for 699,642 newly issued shares of our common stock, subject to adjustment.

The following summary describes material aspects of our common stock.  For additional information, please refer to our Articles and Bylaws, and the Washington Business Corporation Act (the "Act").

Dividend Rights

The holders of our common stock are entitled to such dividends as our Board of Directors may declare, from time to time, out of funds legally available for that purpose.  The Act permits dividends to be paid only if, after distributing the dividend, we would be able to pay our debts as they become due in the ordinary course of business.  In addition, a dividend may not be paid if our total assets would be less than the sum of (a) our total liabilities and (b) the amount that would be needed, if we were to be dissolved at the time of the dividend, to satisfy the preferential rights of persons whose right to payment is superior to the recipients of the dividend.  Moreover, dividends will depend on our receipt of dividends from our bank since we have no other source of income and on compliance with certain regulatory requirements and the terms of our debentures issued in connection with our trust preferred securities.  Dividend restrictions placed on our bank, which may include restrictions imposed by regulatory authorities that have the authority to prevent unsound or unsafe banking practices, may effectively limit the amount of dividends we can pay.

Voting Rights

The holders of common stock possess exclusive voting rights.  Each holder of common stock is entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.  A majority of the votes entitled to be cast on a particular matter within a voting group constitutes a quorum for that voting group.  Once a quorum is present at a shareholder meeting, action is approved if the number of votes cast in favor of a proposed action exceed the number of votes cast against that proposal unless otherwise required by the Articles, applicable law, or the rules of any stock exchange or other trading system on which the common stock may be listed.

Election of Directors

Our Board must consist of at least five but not more than 20 directors.  The Board is divided into three classes, with equal numbers of directors in each class to the extent possible.  The classes are staggered so that one class is elected each year to a three-year term.  Holders of our common stock do not have cumulative voting rights in the election of directors.  Holders of our common stock may remove directors from office, with or without cause, by a majority vote at a special meeting of shareholders called expressly for that purpose.

Liquidation

If there is a liquidation, dissolution, or winding up of the company, the holders of common stock will be entitled to share ratably in all assets remaining after payment of its debts and other liabilities.

Provisions Affecting a Change of Control or other Extraordinary Transactions

Our Articles and Bylaws contain provisions that may discourage persons from acquiring large blocks of common stock or replacing management personnel, thereby potentially delaying or preventing a change of control.  For example, the staggered election of directors, described above, makes it difficult to replace a majority of directors in a short period of time.  The Articles also specifically authorize the Board to consider non-monetary factors, such as social effects on communities and employees, when considering tender offers, merger proposals, and offers to purchase substantially all of our assets.  This provision expands the grounds on which the Board might reject those types of transactions.

Other provisions of the Articles make it difficult for a person or entity already controlling a large amount of our common stock to increase that ownership interest.  For example, fair price provisions impose special requirements for shareholder and Board approval in connection with transactions involving a person or entity holding at least 20 percent of our common stock.  Moreover, management has no duty to call special meetings of the shareholders unless requested to do so by persons representing at least 25 percent of the voting power of our common stock.  This 25 percent threshold makes it difficult for a shareholder to force Board action or seek shareholder ratification.

Neither the Bylaws nor Articles abrogate any special requirements that the Act imposes on change-of-control transactions.  Therefore, we are subject to the Act's requirement that mergers, asset sales, and dissolutions be ratified by two-thirds of any voting group entitled to vote on the transaction.

Warrants

As of November 1, 2009, 90 shareholders held outstanding warrants to purchase a total of 699,642 shares of common stock.  The warrants have a five-year term from date of issuance, and are exercisable in whole or in part at any time at an exercise price of $6.50 per share.  Alternatively, warrant holders may satisfy the exercise price through a "cashless exercise" pursuant to a formula provided in each warrant.  The exercise price and the number of shares covered by the warrants are subject to proportional adjustment in the event of any stock splits or stock dividends and other adjustment in the event of certain corporate transactions.  The exercise price and number of shares covered by the warrants issued to the selling shareholder will also be adjusted in the event we issue shares at a price per share that is less than the fair market value of our stock on the date of issuance, subject to certain exceptions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth, as of September 15, 2009, information as to shares of our common stock beneficially owned by each of our directors, executive officers, 5% or greater owners of our common stock, and by all of our executive officers and directors as a group.  Beneficial ownership is a technical term broadly defined by the Securities and Exchange Commission to mean more than ownership in the economic sense.  In general, beneficial ownership includes voting or investment power over shares, as well as shares that a person has the right to acquire within 60 days.  Except as otherwise noted, the shareholders named in the table below have sole voting and investment power over all shares shown as beneficially owned by them.

Name	Number of Shares Beneficially Owned (1)		Percent of Shares Outstanding
Directors:
G. Dennis Archer	99,816	(3)	*
John R. Ferlin	128,724	(4)	1.3%
Gary C. Forcum	159,262		1.6%
Susan C. Freese	38,770		*
Edwin Ketel	52,611		*
Randy W. Rognlin	416,422		4.1%
Randy Rust	113,103		1.1%
Douglas M. Schermer	117,431		1.2%

Executive Officers:
Dennis A. Long (2)	266,256	(5)	2.6%
Bruce D. MacNaughton	98,180		*
Denise Portmann	37,800		*
John Van Dijk	91,850		*
Executive Officers and Directors as a Group (12 persons)	1,620,225		15.4%

5% or Greater Shareholders:
Ithan Creek Master Investers (Cayman) L.P	695,000	(6)	6.4%

*           Less than 1% of shares outstanding.

(1)
The amounts shown include the following amounts of common stock each individual has the right to acquire within 60 days of September 30, 2009, through the exercise of stock options granted pursuant to the company's stock option plans and warrants to acquire common stock as follows: Mr. Long, 134,517 shares (130,350 options and 4,167 warrants); Mr. MacNaughton, 75,956 shares (70,400 options and 5,556 warrants); Ms. Portmann, 29,450 shares (28,050 options and 1,400 warrants);  Mr. Van Dijk, 36,850 shares (34,100 options and 2,750 warrants); Mr. Archer, 13,834 shares (5,500 options and 8,334 warrants); Mr. Ferlin, 19,389 shares (5,500 options and 13,889 warrants); Mr. Rust, 16,612 shares (5,500 options and 11,112 warrants); Ms. Freese, 6,633 shares (3,300 options and 3,333 warrants); Mr. Forcum, 14,825 shares (1,100 options and 13,725 warrants); Mr. Ketel, 7,350 shares (1,100 options and 6,250 warrants); Mr. Rognlin, 56,656 shares (1,100 options and 55,556 warrants); and Mr. Schermer, 13,600 shares (1,100 options and 12,500 warrants); and all executive officers and directors as a group, 425,672 shares (287,100 options and 138,572 warrants).

(2)	Mr. Long is also a director.

(3)	Includes 972 shares owned in a profit sharing trust.

(4)	Includes 2,835 shares held by Mr. Ferlin's spouse as trustee for family trusts.

(5)	Includes 60,000 shares pledged as security in connection with a margin account with a securities broker.

(6)
Includes 139,000 shares that may be acquired upon exercise of outstanding warrants.  Wellington Hedge Management, LLC, is the sole general partner of the listed shareholder.  In its capacity as such, it is deemed to share beneficial ownership of the listed shares.  The address for the selling shareholder is c/o Wellington Management Company, LLP, 75 State Street, Boston, MA  02109.

MARKET AND SHARE PRICE INFORMATION

Our common stock is presently traded on the OTC Bulletin Board under the trading symbol PFLC.OB.  Historically, trading in our stock has been very limited and the trades that have occurred cannot be characterized as amounting to an established public trading market.  As a result, the trading prices of our common stock may not reflect the price that would result if our stock was actively traded.

The following are high and low bid prices quoted on the OTC Bulletin Board during the periods indicated. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions:

	High	Low
Year Ending December 31, 2009
First quarter	$7.50	$5.50
Second quarter	$6.25	$4.50
Third quarter	$5.60	$4.10
Fourth quarter (through November 1, 2009)	$4.80	$4.00

Year Ending December 31, 2008
First quarter	$14.72	$10.50
Second quarter	$14.50	$11.10
Third quarter	$12.70	$8.50
Fourth quarter	$10.00	$5.75

Year Ending December 31, 2007
Fourth quarter	$15.25	$12.05

As of September 15, 2009, there were approximately 1,175 shareholders of record of our common stock. Mellon Investor Services LLC serves as the transfer agent for our common stock.

Under federal banking law, the payment of dividends by the Company and the Bank is subject to capital adequacy requirements established by the Federal Reserve and the FDIC.  In addition, payment of dividends by either entity is subject to regulatory limitations and applicable state laws.  Under Washington general corporate law as it applies to the Company, no cash dividend may be declared or paid if, after giving effect to the dividend, the Company would not be able to pay its liabilities as they become due or its liabilities exceed its assets.  Payment of dividends on the Common Stock is also affected by statutory limitations, which restrict the ability of the Bank to pay upstream dividends to the Company, and on limitations under debentures issued in connection with our trust preferred securities.  Under Washington banking law as it applies to the Bank, no dividend may be declared or paid in an amount greater than net profits then available, and after a portion of such net profits have been added to the surplus funds of the Bank.  Under our debentures, no dividends may be paid unless we are current on all interest payments required by the terms of our debentures. We are presently deferring the payment of interest on these instruments and are therefore not current in interest payments.

SELLING SHAREHOLDER

The table below sets forth information concerning the resale of our shares by the selling shareholder.  The selling shareholder acquired our securities pursuant to a private placement.  We will not receive any proceeds from the resale of our common stock by the selling shareholder.  The selling shareholder has not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years.

The following table is based on information provided to us by the selling shareholder and is as of the date of this prospectus.  Because the selling shareholder may offer all or some portion of our common stock, no estimate can be given as to the amount of shares that will be held by the selling shareholder upon termination of this offering.  For purposes of the table below, however, we have assumed that after termination of this offering, none of the shares covered by this prospectus will be held by the selling shareholder.

Name of Selling Shareholder	Number of shares of Common Stock owned before the offering		Number of shares of Common Stock being registered	Percentage of Common Stock owned before the offering		Number of shares of Common Stock owned after the offering	Percentage of Common Stock owned after the offering
Ithan Creek Master Investors (Cayman) L.P. (1)	556,000	(2)	695,000	5.49	% (3)	—	—

(1)
Wellington Management Company, LLP (“Wellington”) is an investment adviser registered under the Investment Advisers Act of 1940, as amended.  Wellington, in such capacity, may be deemed to share beneficial ownership of the shares held by its client accounts.

(2)	This number represents the shares currently held by the selling shareholder and does not include any additional shares which may be issued to the selling shareholder upon exercise of warrants.
(3)
Percentage ownership is based on 10,121,853 shares of our common stock outstanding as of September 15, 2009, and the number of shares of common stock actually owned before the offering by the selling shareholder, as reflected above.

PLAN OF DISTRIBUTION

We are registering common stock issued, or issuable upon the exercise of warrants, to the selling shareholder to permit the resale of these shares from time to time after the date of this prospectus.  We will not receive any of the proceeds from the sale of our common stock by the selling shareholder.  We will bear all fees and expenses incident to our obligation to register the common stock.

The selling shareholder may sell all or a portion of the common stock beneficially owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.  If the common stock is sold through underwriters or broker-dealers, the selling shareholder will be responsible for underwriting discounts or commissions or agent's commissions.  The common stock may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  These sales may be effected in transactions which may involve crosses or block transactions.  The selling shareholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling shareholder also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the selling shareholder may arrange for other broker-dealers to participate in sales. If the selling shareholder effects such transactions by selling common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholder or commissions from purchasers of the common stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with applicable regulations of the Financial Institutions Regulatory Authority, or FINRA.

In connection with sales of common stock or otherwise, the selling shareholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales in the course of hedging in positions they assume.  The selling shareholder may also sell common stock short and if such short sale shall take place after the date that this Registration Statement is declared effective the selling shareholder may deliver common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales.  The selling shareholder may also loan or pledge common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The selling shareholder may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling shareholder has been advised that it may not use shares registered on this registration statement to cover short sales made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the Securities and Exchange Commission.

The selling shareholder may, from time to time, pledge or grant a security interest in some or all of the common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.  The selling shareholder also may transfer and donate the common stock in other circumstances, in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholder and any broker-dealer or agents participating in the distribution of the common stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with such sales.  In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Selling shareholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended.

The selling shareholder has informed us that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock.  Upon us being notified in writing by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such common stock was sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.  In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8%).

Under the securities laws of some states, the common stock may be sold in such states only through registered or licensed brokers or dealers.  In addition, in some states the common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the selling shareholder will sell any or all of the common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling shareholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the common stock by the selling shareholder and any other participating person.  To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock.  All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

We will pay all expenses of the registration of the common stock pursuant to the registration rights agreement, including, without limitation, filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that each selling shareholder will pay all underwriting discounts and selling commissions, if any, and any related legal expenses incurred by it.  We will indemnify the selling shareholder against certain liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling shareholder will be entitled to contribution.  We may be indemnified by the selling shareholder against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the registration rights agreement, or we may be entitled to contribution.

USE OF PROCEEDS

We will receive no proceeds from shares of common stock sold by the selling shareholder.

A portion of the shares of common stock covered by this prospectus are issuable upon exercise of warrants issued to the selling shareholder.  The exercise price of the warrants issued is $6.50 per share.  Upon any exercise of the warrants for cash the selling shareholder will pay us the exercise price.  However, the warrants also may be exercised on a cashless basis.  We will not receive any cash payment from the selling shareholder upon any exercise of the warrants on a cashless basis.  The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances, including stock splits or dividends, mergers, consolidations, reclassifications, reorganizations, share exchanges, or distributions of assets and upon the issuance of certain securities at a price per share that is deemed to be less than the fair market value per share of our common stock at the time.  To the extent we receive proceeds from the cash exercise of the warrants, we intend to use the proceeds for working capital and other general corporate purposes.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements, and other information with the Securities and Exchange Commission.  You may read and copy any reports, statements, or other information that we file with the SEC at the SEC's public reference room at 100 F Street, NE, Washington, D.C.  20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Our SEC filings are also available to the public on the SEC website at www.sec.gov.  You may also find copies of reports, statements, and other information we file electronically with the SEC through the "Stockholder Info" link found on our website at www.bankofthepacific.com under the table “About Us”.

We have filed a Registration Statement on Form S-1 to register the shares of common stock to be sold by the selling shareholder.  This prospectus is a part of that Registration Statement.  As allowed by SEC rules, this prospectus does not contain all the information you can find in the Registration Statement or the exhibits to that Registration Statement, which additional information can be found and reviewed as described above.

INDEMNIFICATION

As permitted by law, our directors and officers are entitled to indemnification under certain circumstances against liabilities and expenses incurred in connection with legal proceedings in which they become involved as a result of serving as a director or officer.  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

The validity of our common stock has been passed upon by Miller Nash LLP, Seattle, Washington.

EXPERTS

The financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of our internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference.  Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses to be incurred in connection with the sale and distribution of the securities being registered, all of which will be paid by us (except any underwriting discounts and commissions and expenses incurred by the selling shareholder for brokerage, accounting, tax or legal services, or any other expenses incurred by the selling shareholder in disposing of the shares).  All amounts shown, except the SEC registration fee, are estimates:

SEC registration fee	$200
Blue sky fees	$1,000
Legal fees and expenses	$25,000
Accounting fees and expenses	$10,000
Printing	$2,000
Miscellaneous	$3,000
Total	$41,200

Item 14.  Indemnification of Directors and Officers.

Under RCW Sections 23B.08.510 to 23B.08.570 of the Washington Business Corporation Act (the "Act"), a person who is made a party to a proceeding because such person is or was an officer or director of a corporation (an "Indemnitee") shall be indemnified by the corporation (unless the corporation's articles of incorporation provide otherwise) against reasonable expenses incurred by the Indemnitee in connection with the proceeding if the Indemnitee is wholly successful, on the merits or otherwise, or if ordered by a court of competent jurisdiction.  In addition, under those sections a corporation is permitted to indemnify an Indemnitee against liability incurred in a proceeding if (i) the Indemnitee's conduct was in good faith, (ii) in a manner he or she reasonably believed was in the corporation's best interests or at least not opposed to the corporation's best interests, (iii) the Indemnitee had no reasonable cause to believe his or her conduct was unlawful if the proceeding was a criminal proceeding, (iv) the Indemnitee was not adjudged liable to the corporation if the proceeding was by or in the right of the corporation, and (v) the Indemnitee was not adjudged liable on the basis that he or she improperly received a personal benefit.  Indemnification in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

Pursuant to our Restated Articles of Incorporation, as amended (the "Articles"), we will indemnify each of our present and former directors (including directors who are also officers), and present and former non-employee directors of our subsidiaries, with respect to expenses, settlements, judgments, penalties, and fines in suits to which such person is or was made or threatened to be made a party by reason of the fact that he or she is or was a director of the registrant or a subsidiary.  No such indemnification may be provided if the acts or omissions of the director are adjudged to involve intentional misconduct or a knowing violation of law, if the director is liable to us for an unlawful distribution, or if the director participated in a transaction in which he or she personally received a benefit to which he or she was not legally entitled.  In addition, the Articles provide that our directors will not be personally liable for monetary damages for breaches of fiduciary duty as directors, except for liabilities that involve intentional misconduct or a knowing violation of law, authorization of illegal distributions, or receipt of an improper personal benefit.  With respect to proceedings instituted by a federal banking agency, indemnification may only be provided to the extent permitted by the federal and state laws and regulations governing financial institutions.

The Act provides that any director held liable for the unlawful payment of a dividend or other distribution of assets of a corporation shall be entitled to contribution from (a) each shareholder who accepted the dividend or distribution knowing the same to have been made in violation of the Act or the Articles and (b) each director who voted for or assented to the dividend or distribution without complying with specified standards of conduct.

We carry insurance coverage for our directors and officers against certain liabilities that they may incur in their capacity as directors or officers.

Item 15.  Recent Sales of Unregistered Securities.

In the last three years, we have sold unregistered securities as follows:

(1) On June 30, 2009, we issued 1,112,515 shares of common stock and warrants to purchase 278,128 additional shares, for total proceeds of $5,006,317.50.

(2) On July 23, 2009, we issued 824,951 shares of common stock and warrants to purchase 206,237 additional shares, for total proceeds of $3,712,279.50.

(3) On August 14, 2009, we issued 305,116 shares of common stock and warrants to purchase 76,279 additional shares, for total proceeds of $1,373,022.

(4)  On August 27, 2009, we issued to the selling shareholder 556,000 shares of common stock and warrants to purchase 139,000 additional shares, for total proceeds of $2,502,000.

Warrants issued in the transactions have a five-year term, an exercise price of $6.50 per share, and are exercisable in whole or in part at any time upon giving us written notice of exercise and paying the aggregate exercise price or using the net exercise option available under the warrants.

In connection with all of the foregoing, we relied on the exemption from securities registration afforded by Section 4(2) of the Act and the safe harbor provisions of Rule 506 of Regulation D promulgated thereunder.  No advertising or general solicitation was employed in the offering of these securities.

Item 16.  Exhibits.

The Index to Exhibits listing the exhibits required by Item 601 of Regulation S-K is located on the page immediately following the signature page to this registration statement.

Item 17.  Undertakings.

(a)	The registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 ("Securities Act").

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5)
That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Aberdeen, State of Washington, on November 9, 2009.

PACIFIC FINANCIAL CORPORATION

By:  /s/ Dennis A. Long

Dennis A. Long
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated as of November 9, 2009.

	Signature	Title

Principal Executive Officer and Director:

	/s/ Dennis A. Long	President, Chief Executive Officer,
	Dennis A. Long	and Director

Principal Financial and Accounting Officer:

	/s/ Denise Portmann	Denise Portmann
Chief Financial Officer

A majority of the Board of Directors:

	*GARY C. FORCUM	Director (Chairman of the Board)
	*G. DENNIS ARCHER	Director
	*JOHN R. FERLIN	Director
	*SUSAN C. FREESE	Director
	*EDWIN KETEL	Director
	*RANDY W. ROGNLIN	Director
	*RANDY RUST	Director
	*DOUGLAS M. SCHERMER	Director

*By:	/s/ Denise Portmann
Denise Portmann, as attorney-in-fact

INDEX TO EXHIBITS

Exhibit No	Exhibit

3(i)	Restated Articles of Incorporation. Incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

3(ii)	Bylaws. Incorporated by reference to Exhibit 2b to Form 8-A filed by the Company and declared effective on March 7, 2000 (Registration No. 000-29329).

4	Form of Warrant. Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated August 28, 2009 (the "August 2009 8-K").

5**	Opinion of Miller Nash LLP.

10.1
Amended and Restated Employment Agreement with Dennis A. Long dated December 29, 2008.  Incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 10-K”).*

10.2	Amended and Restated Employment Agreement with John Van Dijk dated December 29, 2008. Incorporated by reference to Exhibit 10.2 to the 2008 10-K.*

10.3	Amended and Restated Employment Agreement with Bruce D. MacNaughton dated December 29, 2008. Incorporated by reference to Exhibit 10.3 to the 2008 10-K.*

10.4	Amended and Restated Employment Agreement with Denise Portmann dated December 29, 2008. Incorporated by reference to Exhibit 10.4 to the 2008 10-K.*

10.5	Bank of the Pacific Incentive Stock Option Plan. Incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999 (the “1999 10-K”).*

10.6	The Bank of Grays Harbor Incentive Stock Option Plan. Incorporated by reference to Exhibit 10.8 of the 1999 10-K.*

10.7
2000 Stock Incentive Compensation Plan, as amended (the “2000 Plan”).  Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (the “March 2007 10-Q”).*

10.8	Forms of stock option agreements under the 2000 Plan. Incorporated by reference to Exhibits 10.2 and 10.3 to the March 2007 10-Q.*

10.9	The Bank of Grays Harbor Employee Deferred Compensation Plan. Incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000.*

10.10	Supplemental Executive Retirement Plan effective January 1, 2007. Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated March 13, 2008 (the “March 2008 8-K”).*

10.11	Individual Participation Agreement (SERP) dated March 13, 2008, between the Company and Dennis A. Long. Incorporated by reference to Exhibit 10.2 to the March 2008 8-K.*

Exhibit No	Exhibit

10.12	Individual Participation Agreement (SERP) dated March 13, 2008, between the Company and John Van Dijk. Incorporated by reference to Exhibit 10.3 to the March 2008 8-K.*

10.13	Individual Participation Agreement (SERP) dated March 13, 2008, between the Company and Bruce MacNaughton. Incorporated by reference to Exhibit 10.4 to the March 2008 8-K.*

10.14	Individual Participation Agreement (SERP) dated March 13, 2008, between the Company and Denise Portmann. Incorporated by reference to Exhibit 10.5 to the March 2008 8-K.*

10.15	Securities Purchase Agreement dated August 25, 2009, between the Company and the selling shareholder. Incorporated by reference to Exhibit 10.1 to the August 2009 8-K.

10.16	Registration Rights Agreement dated August 25, 2009, between the Company and the selling shareholder. Incorporated by reference to Exhibit 10.2 to the August 2009 8-K.

10.17	Subsidiaries of the Company. Bank of the Pacific, organized under Washington law.

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Miller Nash LLP (included in Exhibit 5).

24**	Power of attorney.

*	Listed document is a management contract, compensation plan or arrangement.
**	Filed previously.